SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April, 2009

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

411, Yeongdong-Daero, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes                No    X

If “Yes” is marked, indicate below the file number assigned to the

registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

Korea Electric Power Corporation (“KEPCO”) plans to hold two conference calls (one in Korean and the other in English) on April 27, 2009 (Monday) to announce its unaudited combined earnings results of KEPCO and its six generation subsidiaries (“GENCOs”) for the first quarter of 2009. The call-in details for the conference calls are as follows;

Conference Call Conducted in Korean

Time: 16:00 ~ 17:00 (Seoul Time)

From Korea: 1544-3355 or 02-6677-3355 or 031-688-6000

From Overseas: 82-2-6677-3355 or 82-31-688-6000

Pass Code: 0427

Conference Call Conducted in English

Time: 17:30 ~ 18:30 (Seoul Time)

From Korea: 1544-3355 or 02-6677-3355 or 031-688-6000

From Overseas: 82-2-6677-3355 or 82-31-688-6000

Pass Code: 0427

Instant Playback Call-in Number

From Korea: 1544-3358 or 02-6677-3358 or 031-688-0111

From Overseas: 82-2-6677-3358 or 82-31-688-0111

Pass Code for Playback Recorded in Korean: 229580

Pass Code for Playback Recorded in English: 229581

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Myung-Whan
Name:	Kim, Myung-Whan
Title:	General Manager, Finance Team

Date: April 22, 2009